SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)


                          STEEL TECHNOLOGIES INC.
                             (Name of Issuer)


                        COMMON STOCK, NO PAR VALUE
                      (Title of Class of Securities)


                                858147 10 1
                              (CUSIP Number)

                              Bradford T. Ray
                          15415 Shelbyville Road
                        Louisville, Kentucky  40245
                              (502) 245-2110
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              March 21, 1995
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))

                            Page 1 of 5 Pages

CUSIP No. 858147 10 1               13D

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          D.G.R. Family Limited Partnership
          I.R.S. Identification Number:  Applied For

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [  ]
          (b)  [  ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

          1,054,665

8.   SHARED VOTING POWER

          - 0 -

9.   SOLE DISPOSITIVE POWER

          1,054,665

10.  SHARED DISPOSITIVE POWER

          - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,054,665


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [   ]

                             Page 2 of 5 Pages

CUSIP No. 858147 10 1               13D

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.7%

14.  TYPE OF REPORTING PERSON

          PN


                             Page 3 of 5 Pages

ITEM 1.   SECURITY AND ISSUER

          The title of the class of securities covered by this statement is Common Stock, no par value. The CUSIP Number of the Common Stock is 858147 10 1. The name of the issuer of the securities covered by this statement is Steel Technologies Inc. The issuer's principal executive offices are located at 15415 Shelbyville Road, Louisville, Kentucky 40245.

ITEM 2.   IDENTITY AND BACKGROUND

          The name of the person filing this statement is D.G.R. Family Limited Partnership, a Kentucky limited partnership (the "Partnership"). The principal business and office address of the Partnership is 15415 Shelbyville Road, Louisville, Kentucky 40245. The general partners of the Partnership are Bradford T. Ray, Stuart N. Ray, Heidi J. Gregg and Leslie A. Carroll. The principal business address of each of the general partners is 15415 Shelbyville Road, Louisville, Kentucky 40245. Bradford T. Ray is President and Chief Operating Officer, and Stuart N. Ray is Vice President, of Steel Technologies Inc. Heidi J. Gregg and Leslie A. Carroll are not employed outside of the home. Each of the general partners is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The securities were contributed to the Partnership by the partners as their initial capital contributions.

ITEM 4.   PURPOSE OF TRANSACTION

          The Partnership was formed at the request and direction of Dorothy Geraldine Ray (now deceased), to provide for the transfer of ownership to her children of shares of Steel Technologies common stock previously held in trust for Mrs. Ray's benefit. Merwin J. Ray, as trustee of the Dorothy Geraldine Ray trust, is a limited partner of the Partnership and contributed 1,046,665 shares of common stock previously owned by the trust as its initial capital contribution.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The following table sets forth information concerning beneficial ownership of common stock of Steel Technologies Inc. by the Partnership and by each of the general partners of the Partnership. Except as otherwise indicated below, each of these persons has sole voting and investment power with regard to the shares beneficially owned by him or her.


                               Page 4 of 5 Pages

                                             Amount and Nature of
                                             Beneficial Ownership
                                         ----------------------------
                                          Number of        Percent of
              Name                          Shares           Class
              ----                        ---------        ----------
D.G.R. Family Limited Partnership.......  1,054,665           8.7%
Bradford T. Ray.........................    201,611<F1>       1.7%
Stuart N. Ray...........................    131,276<F2>       1.1%
Heidi J. Gregg..........................     14,512            *
Leslie A. Carroll.......................    162,947<F3>       1.3%
_______________

*    Less than 1%

<F1>  Includes 52,500 shares subject to outstanding options under the Steel
      Technologies Inc. Incentive Stock Option Plan which are presently exercisable.

<F2>  Includes 4,500 shares subject to outstanding options under the Steel
      Technologies Inc. Incentive Stock Option Plan which are presently exercisable.

<F3>  Includes 46,282 shares owned by Mrs. Carroll's husband, Michael J.
      Carroll, and 14,875 shares held by her minor children. Mr. and Mrs. Carroll share voting and investment power over the shares held by them and their children. Also includes 52,500 shares subject to outstanding options held by Mr. Carroll under the Steel Technologies Inc. Incentive Stock Option Plan which are presently exercisable. Michael J. Carroll is Executive Vice President of Steel Technologies Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  April 25, 1995

                              Bradford T. Ray
                              -----------------------------------
                              Bradford T. Ray, General Partner

                           Page 5 of 5 Pages